Exhibit 99.1

Nevada Geothermal Power Inc.

Blue Mountain, ‘Faulkner 1’ Geothermal Power Plant Construction Update

VANCOUVER, B.C. (June 16, 2009) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) is an emerging renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources. NGP is pleased to provide an update of the development activities for the construction of the 49.5 MW gross/39.5 MW net Blue Mountain ‘Faulkner 1’ geothermal power plant as we gallop to the final stretch towards completion.

Update of resource development at Blue Mountain:

NGP has completed six production wells capable of producing approximately 42 MW net of power.  NGP has recently completed injection Well 61-22 bringing the total injection wells to four (58-15, 58A-15, 57-15 and 61-22). Wells 58-15 and 57-15 have been tested as high volume deep injectors [2000 – 3000 gallons per minute (gpm)]. Well 58A-15 is a high volume shallow injector (>3000 gpm) and Well 58B-15, currently being drilled, is expected to have similar injection capacity.  The total injection capacity is sufficient to re-inject all the production fluids from the production wells.

“We are very pleased with the overall results of the production and injection wells and the well field including pipeline construction is nearing completion,” stated Brian Fairbank, President and CEO of Nevada Geothermal Power Inc.

Construction update for Blue Mountain ‘Faulkner 1’ geothermal power plant:

•

Ormat is greater than 90% complete and has started system checks.

•

Well pumps are being installed.

•

Additional water licenses have been obtained for the cooling water allowing NGP to draw extra ground water to support the cooling system for the expanded geothermal power plant. Water well drilling and water pipeline construction is anticipated to be completed the first week of July.

•

Water cooling tower construction is complete.

•

Ormat’s transformer testing has been completed and has been shipped to the Blue Mountain site.

•

Wilson Utility has completed the construction of the transmission line.

•

NV Energy will complete the switchyard station by the end of June at the grid interconnection point north of Mill City and have planned system modifications as per the Large Generator Interconnection Agreement to allow connection to the grid.

•

All personnel have been hired for the operation of the ‘Faulkner 1’ power plant and training has been underway for several months.

•

Well field pipeline/gathering system is under construction and is expected to be completed July 2009.

•

Microwave communication and local power distribution systems construction are underway.

NGP is on track to complete the 49.5 MW ‘Faulkner 1’ geothermal power plant and turn on the power by early October 2009.

New funding opportunities for geothermal:

On May 27, 2009, President Obama announced that the US Department of Energy (DOE) will make US$350 million of new investment available for the advancement of geothermal power development as part of the American Recovery Act.  With the federal allotment of funding, the government hopes to increase American economic competitiveness while supporting jobs and moving towards a clean energy economy. Nevada Geothermal Power Company (US) intends to submit several grant applications for funding the exploration and development of its projects in Nevada and Oregon.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States.  NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, and Black Warrior (all of which are ideally situated in Nevada), and Crump Geyser in Oregon. These properties, which are at different levels of exploration and development, are estimated to have the potential for the generation of over 200 MW.

NGP’s phase 1 development at Blue Mountain ‘Faulkner 1’ 49.5 MW gross power project is On the Road to Revenue and is expected to be Turning on the Power October 2009.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com	Investor Inquiries: Shelley Kirk Nevada Geothermal Power Inc. Telephone: 604-638-8784 Toll Free: 866-688-0808 X118 Email: sfkirk@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.